UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: August 30, 2018	By:	/s/ Dr. Gao Yonggang
	Name:	Dr. Gao Yonggang
	Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2018

FINANCIAL HIGHLIGHTS

•	Revenue was US$1,721.8 million for the six months ended June 30, 2018, an increase of 11.5% from US$1,544.3 million for the six months ended June 30, 2017. Excluding the recognition of technology licensing revenue, revenue was US$1,561.3 million for the six months ended June 30, 2018, compared to US$1,544.3 million for the six months ended June 30, 2017.

•	Gross profit was US$438.0 million for the six months ended June 30, 2018, an increase of 5.6% from US$415.0 million for the six months ended June 30, 2017. Excluding the recognition of technology licensing revenue, gross profit was $277.6 million for the six months ended June 30, 2018, compared to $415.0 million for the six months ended June 30, 2017.

•	Gross margin was 25.4% for the six months ended June 30, 2018, compared to 26.9% for the six months ended June 30, 2017. Excluding the recognition of technology licensing revenue, gross margin was 17.8% for the six months ended June 30, 2018, compared to 26.9% for the six months ended June 30, 2017.

•	Revenue from China-region customers grew to 56.3% of total revenue excluding technology licensing for the six months ended June 30, 2018, compared to 46.0% for the six months ended June 30, 2017, representing a revenue growth of 23.9%.

•	The net debt to equity ratio remained low at 9.7% as of June 30, 2018.

RESULTS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2018.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND

SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2018 and 2017

(In USD’000, except per share data)

		Six months ended
	Notes	06/30/18	06/30/17
		(unaudited)	(unaudited)
Revenue	6	1,721,757	1,544,278
Cost of sales		(1,283,748)	(1,129,327)
Gross profit		438,009	414,951
Research and development expenses, net		(270,172)	(218,963)
Sales and marketing expenses		(16,652)	(19,816)
General and administration expenses		(100,307)	(93,593)
Other operating income (expense), net	7	10,520	16,439
Profit from operation		61,398	99,018
Interest income		25,495	12,248
Finance costs	8	(24,170)	(21,507)
Foreign exchange gains or losses		6,269	(10,201)
Other gains or losses, net	9	6,699	29,287
Share of gain (loss) of investment using equity method		1,438	(7,658)
Profit before tax	10	77,129	101,187
Income tax expense	11	(18,384)	(3,658)
Profit for the period		58,745	97,529
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(126)	9,069
Change in value of available-for-sale financial assets		—	(1,859)
Cash flow hedges	23	34,712	30,118
Others		—	(131)
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans		728	88
Total comprehensive income (loss) for the period		94,059	134,814
Profit (loss) for the period attributable to:
Owners of the Company		80,976	106,062
Non-controlling interests		(22,231)	(8,533)
		58,745	97,529
Total comprehensive income (loss) for the period attributable to:
Owners of the Company		115,751	142,897
Non-controlling interests		(21,692)	(8,083)
		94,059	134,814
Earnings per share
Basic	13	$0.02	$0.02
Diluted	13	$0.02	$0.02

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND

SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2018 and December 31, 2017

(In USD’000)

	Notes	06/30/18	12/31/17
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	14	6,867,740	6,523,403
Land use right		92,084	97,477
Intangible assets		159,491	219,944
Investments in associates	15	879,593	758,241
Investments in joint ventures	16	19,645	31,681
Deferred tax assets		45,612	44,875
Financial assets at fair value through profit or loss	31	36,788	—
Derivative financial instruments	31	14,611	—
Other financial assets		—	17,598
Restricted cash	17	8,528	13,438
Other assets		8,736	42,810
Total non-current assets		8,132,828	7,749,467
Current assets
Inventories	18	697,021	622,679
Prepayment and prepaid operating expenses		46,754	34,371
Trade and other receivables	19	919,490	616,308
Financial assets at fair value through profit or loss	31	60,412	—
Financial asset at amortized cost		1,235,633	—
Derivative financial instruments	31	8,931	—
Other financial assets		—	683,812
Restricted cash	17	349,974	336,043
Cash and cash equivalent		1,414,260	1,838,300
		4,732,475	4,131,513
Assets classified as held-for-sale	20	18,546	37,471
Total current assets		4,751,021	4,168,984
Total assets		12,883,849	11,918,451

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND

SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

As of June 30, 2018 and December 31, 2017

	Notes	06/30/18	12/31/17
		(unaudited)	(audited)
Equity and liabilities
Capital and reserves
Ordinary shares	21	19,975	19,664
Share premium		4,928,537	4,827,619
Reserves		143,017	134,669
Retained earnings		283,869	187,008
Equity attributable to owners of the Company		5,375,398	5,168,960
Perpetual subordinated convertible securities	24	264,073	64,073
Non-controlling interests		1,975,285	1,488,302
Total equity		7,614,756	6,721,335
Non-current liabilities
Borrowings	25	1,532,739	1,743,939
Convertible bonds	26	410,819	403,329
Bonds payable	27	497,609	496,689
Medium-term notes	28	—	228,483
Deferred tax liabilities		15,245	16,412
Deferred government funding		268,777	299,749
Derivative financial instruments	31	2,833	—
Other financial liabilities	31	12,393	1,919
Other liabilities	30	126,339	99,817
Total non-current liabilities		2,866,754	3,290,337
Current liabilities
Trade and other payables	29	949,440	1,007,424
Contract liabilities		66,404	43,036
Borrowings	25	781,134	440,608
Medium-term notes	28	225,996	—
Deferred government funding		188,981	193,158
Accrued liabilities		136,677	180,912
Derivative financial instruments	31	2,541	—
Other financial liabilities	31	—	744
Current tax liabilities		6,065	270
Other liabilities	30	45,101	40,627
Total current liabilities		2,402,339	1,906,779
Total liabilities		5,269,093	5,197,116
Total equity and liabilities		12,883,849	11,918,451

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND

SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2018 and 2017

(In USD’000)

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Defined benefit pension reserve	Cash flow hedges	Share of other comprehensive income of joint ventures accounted for using equity method	Others	Retained earnings (accumulated deficit)	Attributable to owner of the Company	Perpetual subordinated convertible securities	Non- controlling interest	Total equity
	(Note 21)		(Note 22)					(Note 23)					(Note 24)
Balance at December 31, 2016 (audited)	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	4,150,674	—	1,252,553	5,403,227
Profit for the period	—	—	—	—	—	—	—	—	—	—	106,062	106,062	—	(8,533)	97,529
Other comprehensive income (losses) for the period	—	—	—	8,600	(1,840)	—	88	30,118	—	(131)	—	36,835	—	450	37,285
Total comprehensive income (losses) for the period	—	—	—	8,600	(1,840)	—	88	30,118	—	(131)	106,062	142,897	—	(8,083)	134,814
Exercise of stock options	60	15,380	(11,767)	—	—	—	—	—	—	—	—	3,673	—	—	3,673
Share-based compensation	—	—	10,848	—	—	—	—	—	—	—	—	10,848	—	217	11,065
Conversion options of convertible bonds exercised during the period	1,531	419,517	—	—	—	(28,743)	—	—	—	—	—	392,305	—	—	392,305
Share premium reduction*	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—	—	—
Subtotal	1,591	(475,952)	(919)	—	—	(28,743)	—	—	—	—	910,849	406,826	—	217	407,043
Balance at June 30, 2017 (unaudited)	18,603	4,474,996	64,784	(13,487)	(595)	52,935	1,608	(4,509)	—	—	106,062	4,700,397	—	1,244,687	5,945,084
Balance at December 31, 2017 (audited)	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	5,168,960	64,073	1,488,302	6,721,335
Change in accounting policy (Note 33)	—	—	—	—	1,111	—	—	—	(17,646)	—	16,535	—	—	—	—
Restated total equity at January 1, 2018	19,664	4,827,619	64,978	(497)	—	52,053	1,084	516	—	—	203,543	5,168,960	64,073	1,488,302	6,721,335
Profit for the period	—	—	—	—	—	—	—	—	—	—	80,976	80,976	—	(22,231)	58,745
Other comprehensive income (loss) for the period	—	—	—	(665)	—	—	728	34,712	—	—	—	34,775	—	539	35,314
Total comprehensive income (loss) for the period	—	—	—	(665)	—	—	728	34,712	—	—	80,976	115,751	—	(21,692)	94,059
Issuance of ordinary shares	246	83,256	—	—	—	—	—	—	—	—	—	83,502	—	—	83,502
Exercise of stock options	65	17,662	(14,345)	—	—	—	—	—	—	—	—	3,382	—	—	3,382
Share-based compensation	—	—	6,227	—	—	—	—	—	—	—	—	6,227	—	354	6,581
Issuance of perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	—	200,000	—	200,000
Distribution to perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	(650)	(650)	—	—	(650)
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	523,950	523,950
Deconsolidation of subsidiaries due to loss of control	—	—	—	(1,774)	—	—	—	—	—	—	—	(1,774)	—	(15,629)	(17,403)
Subtotal	311	100,918	(8,118)	(1,774)	—	—	—	—	—	—	(650)	90,687	200,000	508,675	799,362
Balance at June 30, 2018 (unaudited)	19,975	4,928,537	56,860	(2,936)	—	52,053	1,812	35,228	—	—	283,869	5,375,398	264,073	1,975,285	7,614,756

*	In the first half of 2017, the Board proposed to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016. The proposed share premium reduction has been approved by the shareholders at the Annual General Meeting held on June 23, 2017.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2018 and 2017

(In USD’000)

	Six months ended
	06/30/18	06/30/17
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	236,491	415,501
Interest paid	(33,859)	(31,554)
Interest received	16,494	8,517
Income taxes paid	(13,711)	(322)
Net cash from operating activities	205,415	392,142
Cash flow from investing activities
Payments to acquire financial assets at fair value through profit or loss	(178,051)	—
Proceeds from sale of financial assets at fair value through profit or loss	179,887	—
Payments to acquire financial assets at amortized cost	(2,847,140)	—
Proceeds from sale of financial assets at amortized cost	2,227,470	—
Payments for property, plant and equipment	(905,378)	(1,239,784)
Proceeds from disposal of property, plant and equipment and living quarters	24,663	259,054
Payments for intangible assets	(5,235)	(29,128)
Proceeds from release of restricted cash relating to investing activities	4,802	63,361
Payments to acquire financial assets	—	(643,470)
Proceeds on sale of financial assets	—	162,438
Net cash outflow from deconsolidation of subsidiaries	(5,549)	—
Payments for joint ventures and associates	(112,718)	(422,748)
Proceeds from disposal of joint ventures	4,847	—
Distributions received from associates	761	—
Net cash used in investing activities	(1,611,641)	(1,850,277)
Cash flow from financing activities
Proceeds from borrowings	397,943	529,558
Repayment of borrowings	(240,163)	(238,525)
Proceeds from issuance of new shares	83,502	—
Proceeds from issuance of perpetual subordinated convertible securities	200,000	—
Distribution paid to perpetual subordinated convertible securities holders	(650)	—
Repayment of short-term notes	—	(87,858)
Proceeds from exercise of employee stock options	3,382	3,673
Proceeds from non-controlling interests — capital contribution	523,950	—
Net cash from financing activities	967,964	206,848
Net decrease in cash and cash equivalents	(438,262)	(1,251,287)
Cash and cash equivalent, beginning of period	1,838,300	2,126,011
Effects of exchange rate changes on the balance of cash and cash equivalent held in foreign currencies	14,222	1,394
Cash and cash equivalent, end of period	1,414,260	876,118

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

1.	GENERAL INFORMATION

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempted company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at P.O. Box 2681, Cricket Square, Hutchins Drive, Grand Cayman KY1-1111, Cayman Islands. SMIC is an investment holding company. SMIC and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB“) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRSs.

3.	PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the adoption of IFRS 9 and IFRS 15 on January 1, 2018, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2018 are the same as those followed in the preparation of the Group’s annual financial statements as of and for the year ended December 31, 2017.

New and revised standards, amendments and interpretations to existing standards have been issued and relevant to the Group but are not effective for the financial year beginning on January 1, 2018:

New or revised IFRS	Effective date
IFRS 16 — Lease	On or after January 1, 2019
IFRS 17 — Insurance Contracts	On or after January 1, 2021
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined
IFRIC 23 — Uncertainty over Income Tax Treatments	On or after January 1, 2019

The Group is yet to assess the impact of the above new and revised standards, amendments and interpretations to existing standards on the Group’s condensed consolidated financial statements.

4.	ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2017.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2017.

There have been no changes in the risk management department since December 31, 2017 or in any risk management policies since December 31, 2017.

6.	SEGMENT INFORMATION

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision makers have been identified as the Co-Chief Executive Officers, who review consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
United States(1)	531,566	618,058
Mainland China and Hong Kong	1,039,923	710,040
Eurasia(2)	150,268	216,180
	1,721,757	1,544,278

6.	SEGMENT INFORMATION (CONTINUED)

(1)	Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling products to their global customers.

(2)	Not including Mainland China and Hong Kong

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Sales of wafers	1,495,078	1,496,585
Mask making, testing and others(1)	226,679	47,693
	1,721,757	1,544,278

(1)	Including the recognized technology licensing revenue of US$160.4 million for six months ended June 30, 2018. The technology licensing internally developed and not capitalized was authorized to Semiconductor Manufacturing Electronics (Shaoxing) Corporation (“SMEC”, an associate of the Group) with no related cost of sales recognized by the Group.

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expands its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	06/30/18	12/31/17
	USD’000	USD’000
United States	30	45
Europe(1)	131,999	137,778
Asia(2)	91	117
Hong Kong	2,508	2,618
Mainland China(1)	6,733,112	6,382,845
	6,867,740	6,523,403

(1)	Fabrication facilities are owned and operated only in Mainland China and Italy.

(2)	Not including Mainland China and Hong Kong.

7.	OTHER OPERATING INCOME (EXPENSE), NET

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale(2)	1,994	2,286
Government funding	5,498	14,153
Impairment loss recognized in property, plant and equipment	(443)	—
Gain on deconsolidation of subsidiaries(1)	3,466	—
Others	5	—
	10,520	16,439

(1)	On April 13, 2018, the Company lost control of Ningbo Semiconductor International Corporation(“NSI”). The gain at the date of deconsolidation of NSI was US$3.5 million. The deconsolidation has no material impact on the consolidated financial statements.

(2)	The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2018 was primarily due to the gain arising from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2017 was primarily arising from a sales and leaseback transaction of property, plant and equipment with Sino IC Leasing (Tianjin) Co., Ltd.

8.	FINANCE COSTS

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Interest on:
Bank and other borrowings	23,372	9,154
Finance leases	103	117
Convertible bonds	7,490	8,244
Corporate bonds	11,233	11,193
Short-term notes	—	1,164
Medium-term notes	4,307	4,012
	46,505	33,884
Less: amounts capitalized	(22,335)	(12,377)
Total interest expense in profit or loss	24,170	21,507

The weighted average interest rate on funds borrowed generally is 2.74% per annum (six months ended June 30, 2017: 2.36% per annum).

9.	OTHER GAINS OR LOSSES, NET

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Net gain (loss) arising on financial instruments at FVPL
Financial products sold by banks	1,842	403
Equity securities	(558)	—
Cross currency swap contracts	706	179
Foreign currency forward contracts	(2,889)	1,951
Other derivative financial instrument	—	1,544
	(899)	4,077
Others(1)	7,598	25,210
	6,699	29,287

(1)	For the six months ended June 30, 2017, others included a gain of US$18.5 million arising from the disposal agreement and the subscription agreement entered by Siltech Semiconductor (Shanghai) Corporation Limited and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) on April 27, 2016.

10.	PROFIT BEFORE TAX

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation of property, plant and equipment	505,358	443,400
Amortization of land use rights	1,099	1,124
Amortization of acquired intangible assets	29,587	31,921
Impairment loss recognized on inventory	29,065	31,137
Impairment loss recognized in respect of trade and other receivables	829	2,535
Foreign exchange gains or losses	6,269	10,201

11.	INCOME TAX EXPENSE

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Current tax — Enterprise Income Tax	20,285	1,117
Current tax — Land Appreciation Tax	64	127
Deferred tax	(1,965)	2,414
	18,384	3,658

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation. According to the law of Italy on enterprise income tax, LFoundry S.r.l.’s (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) income tax rate is 24%.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)

Semiconductor Manufacturing International (Shanghai) Corporation “SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS is 15% in 2018 (2017: 15%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Caishui Circular [2013] No. 43 (“Circular No. 43”) and Caishui Circular [2008] No. 1 (“Circular No. 1”), SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Caishui Circular [2012] No. 27 (“Circular No. 27”), SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of June 30, 2018 and the tax holiday has not begun to take effect.

5)	Other PRC entities

All the other PRC entities of SMIC are subject to income tax rate of 25%.

12.	DIVIDEND

The Board did not recommend the payment of any dividend for the six months ended June 30, 2018 (six months ended June 30, 2017: Nil).

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/18	06/30/17
Basic earnings per share	$0.02	$0.02
Diluted earnings per share	$0.02	$0.02

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Earnings
Earnings attributable to owners of the company	80,976	106,062
Distribution to perpetual subordinated convertible securities holders	(650)	—
Earnings used in the calculation of basic earnings per share	80,326	106,062
Interest expense from convertible bonds	—	8,244
Earnings used in the calculation of diluted earnings per share	80,326	114,306
Weighted average numbers of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,925,308,885	4,566,648,399
Employee option and restricted share units	43,034,663	43,424,095
Convertible bonds	—	455,004,655
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	4,968,343,548	5,065,077,149

For the six months ended June 30, 2018, the Group had 3,911,445 (six months ended June 30, 2017: 4,325,059) weighted average outstanding employee stock options excluded from the computation of diluted earnings per share due to the exercise price higher than the average market price of the ordinary shares, 371,589,975 (six months ended June 30, 2017: nil) potential shares upon the conversion of convertible bonds and 39,688,654 (six months ended June 30, 2017: nil) potential shares upon the conversion of perpetual subordinated convertible securities excluded from the computation of diluted earnings per share due to anti- dilutive effect.

14.	PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$1,972.5 million as of June 30, 2018, primarily consisted of US$608.1 million used for purchasing the manufacturing equipment acquired for further expanding the production capacity at two 300mm fabs in Beijing, US$266.3 million used for purchasing the manufacturing equipment acquired for further expanding the production capacity at the 300mm fab in Shanghai and the investment of a new Shanghai project, US$580.1 million used for our new 300mm fab in Shenzhen, US$294.1 million used for expanding the production capacity at the 200mm fab in Tianjin and the investment of a new Tianjin project, and US$166.9 million used for purchasing machinery and equipment acquired for more research and development activities. In addition, US$57.0 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2018.

Impairment losses recognized in the period

For the six months ended June 30, 2018, the Group recorded US$0.4 million (six months ended June 30, 2017: nil) impairment loss of equipment. The whole amount of impairment loss for the six months ended June 30, 2018 was recognized as other operating expense in profit or loss.

Assets pledged as security

As of June 30, 2018, property, plant and equipment with carrying amount of approximately US$212.9 million (December 31, 2017: approximately US$362.3 million) have been pledged to secure borrowings of the Group under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

Capital commitments

As of June 30, 2018, the Group had commitments for the facility construction amounted to US$307.4 million (December 31, 2017: US$484.5 million) and commitments for the acquisition of machinery and equipment amounted to US$705.1 million (December 31, 2017: US$476.1 million).

15.	INVESTMENT IN ASSOCIATES

Details of the Group’s associates, which are all unlisted companies except for JCET listed on the Shanghai Stock Exchange, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Percentage of ownership interest and voting power held by the Group
			06/30/18		12/31/17
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%		30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%		49.0%
Brite Semiconductor (Shanghai) Corporation (“Brite Shanghai”)(3)	Cayman Island	Ordinary	46.6%		46.6%
Jiangsu Changjiang Electronics Technology Co., Ltd (“JECT”)	Jiangsu, PRC	Ordinary	14.3%		14.3%
Sino IC Leasing Co., Ltd.(“Sino IC Leasing”)	Shanghai, PRC	Ordinary	7.4	%(1)	8.1	%(1)
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%		30.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)(2)	Beijing, PRC	Ordinary	32.6%		32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)(2)	Shanghai, PRC	Ordinary	33.0%		33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)(2)	Shanghai, PRC	Ordinary	66.2	%(1)	66.2	%(1)
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)(2)	Jiangsu, PRC	Ordinary	44.8%		44.8%
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)(2)	Shanghai, PRC	Ordinary	31.6%		31.6%
Ningbo Semiconductor International Corporation (“NSI”)(4)	Ningbo, PRC	Ordinary	38.6%		NA
Semiconductor Manufacturing Electronics (Shaoxing) Corporation (“SMEC”)	Shaoxing, PRC	Ordinary	23.5%		NA
Semiconductor Global Solutions (“SGS”)	Ningbo, PRC	Ordinary	60.0	%(1)	NA
Shanghai IC Manufacturing Innovation Center Co., Ltd (“Shanghai Innovation Center”)	Shanghai, PRC	Ordinary	50.0	%(1)	NA

(1)	In accordance with investment agreements, the Group has significant influence over Sino IC Leasing, Fortune-Tech Zaixing, SGS and Shanghai Innovation Center.

(2)	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “China IC Capital”), a wholly-owned investment fund company of SMIC. China IC Capital is intended to invest primarily in integrated circuits related fund products and investment projects.

(3)	Since September 30, 2017, the Group invested Brite Shanghai directly with no more investment in Brite Semiconductor Corporation, the holding company of Brite Shanghai.

(4)	On April 13, 2018, the Group lost control of NSI, but still has significant influence over it. The Group recorded its ownership interest of NSI as investment in associate.

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

16.	INVESTMENTS IN JOINT VENTURES

Details of the Group’s joint ventures, unlisted companies invested directly through China IC Capital, at the end of the reporting periods are as follows:

Name of company	Place of establishment and operation	Class of share held	Percentage of ownership interest and voting power held by the Group
			06/30/18	12/31/17
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	31.5%	31.5%

17.	RESTRICTED CASH

	06/30/18	12/31/17
	USD’000	USD’000
Non-current(1)	8,528	13,438
Current(2)	349,974	336,043
	358,502	349,481

(1)	As of June 30, 2018, the non-current restricted cash consisted of US$8.5 million (EUR7.3 million), of bank time deposits (December 31, 2017: US$13.4 million) pledged against long-term borrowings from MPS Capital Services S.p.A. of US$0.8 million (EUR0.7 million) and from Cassa Depositie Prestiti of US$7.7 million (EUR6.6 million).

(2)	As of June 30, 2018, the current restricted cash consisted of US$149.9 million of bank time deposits (December 31, 2017: US$14.9 million), within which US$145.3 million was pledged against letters of credit and short-term borrowings, US$4.6 million (EUR4.0 million) was pledged against long-term borrowing current portions from MPS Capital Services S.p.A. of US$0.5 million (EUR0.4 million) and from Cassa Depositie Prestiti of US$4.2 million (EUR3.6 million).

As of June 30, 2018, the current restricted cash consisted of US$200.1 million (December 31, 2017: US$235.3 million) of government funding received, within which US$196.4 million was mainly for the reimbursement of research and development expenses to be incurred.

18.	INVENTORIES

	06/30/18	12/31/17
	USD’000	USD’000
Raw materials	166,994	149,574
Work in progress	405,502	321,695
Finished goods	124,525	151,410
	697,021	622,679

19.	TRADE AND OTHER RECEIVABLES

	06/30/18	12/31/17
	USD’000	USD’000
Trade receivables	489,417	407,975
Allowance on doubtful trade receivables	(2,164)	(1,335)
	487,253	406,640
Other receivables and refundable deposits(1)	432,237	209,668
	919,490	616,308

(1)	Including the receivables of $151.7 million from technology licensing revenue authorized to SMEC in 2018 as of June 30, 2018.

The Group determines credit terms ranging generally from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

	06/30/18	12/31/17
	USD’000	USD’000
Within 30 days	212,757	148,131
Between 31–60 days	199,532	187,623
Over 60 days	77,128	72,221
Total trade receivables	489,417	407,975

The following is an aged analysis of trade receivables (net of allowance for doubtful debt) presented based on due date at the end of the reporting period.

	06/30/18	12/31/17
	USD’000	USD’000
Neither past due nor impaired	396,331	331,469
Past due but not impaired
Within 30 days	73,481	62,267
Between 31–60 days	10,831	9,583
Over 60 days	6,610	3,321
Total carrying amounts	487,253	406,640

Due to the short-term nature of the current receivables, their carrying amounts are considered to be the same as their fair value.

20.	ASSETS CLASSIFIED AS HELD-FOR-SALE

	06/30/18	12/31/17
	USD’000	USD’000
Assets related to employee’s living quarters	18,546	37,471

Non-current assets are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

21.	SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.004 each issued and fully paid

	Six months ended		Six months ended
	06/30/18		06/30/17
	Number of shares	Share capital	Number of shares	Share capital
		USD’000		USD’000
Balance at January 1	4,916,106,889	19,664	4,252,922,259	17,012
Issuance of shares under the Company’s employee Stock incentive plans	16,140,786	65	15,207,492	60
Ordinary shares issued at June 29, 2018	61,526,473	246	—	—
Conversion of convertible bonds during the period	—	—	382,744,250	1,531
Balance at June 30	4,993,774,148	19,975	4,650,874,001	18,603

Fully paid ordinary shares, which have a par value of US$0.004, carry one vote per share and carry a right to dividends.

22.	SHARE-BASED PAYMENT

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	6,581	11,065

Movements during the period

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the period, excluding restricted share units (“RSUs”) and share option plan for subsidiary (“Subsidiary Plan”):

	Six months ended			Six months ended
	06/30/18			06/30/17
	Number	WAEP		Number	WAEP
Outstanding at January 1	52,881,278	US$	0.83	72,482,764	US$	0.82
Granted during the period	18,831,334	US$	1.34	4,196,477	US$	1.20
Forfeited and expired during the period	(1,149,404)	US$	1.02	(3,348,691)	US$	1.38
Exercised during the period	(4,167,513)	US$	0.80	(4,728,150)	US$	0.77
Outstanding at June 30	66,395,695	US$	0.97	68,602,400	US$	0.81

In the current interim period, share options were granted on May 23, 2018. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model was US$0.50.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$1.42.

22.	SHARE-BASED PAYMENT (CONTINUED)

Movements during the period (CONTINUED)

(i)	(CONTINUED)

The following table lists the inputs to the Black-Scholes Option Pricing model used for the options granted during the six months ended June 30, 2018 and 2017:

	Six months ended
	06/30/18	06/30/17
Dividend yield (%)	—	—
Expected volatility	39.82%	43.38%
Risk-free interest rate	2.83%	1.91%
Expected life of share options	5 years	6 years

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the period, excluding share option plan and Subsidiary Plan:

	Six months ended			Six months ended
	06/30/18			06/30/17
	Number	WAFV		Number	WAFV
Outstanding at January 1	28,701,097	US$	1.05	26,489,152	US$	0.98
Granted during the period	7,295,466	US$	1.30	11,696,477	US$	1.13
Forfeited during the period	(1,855,854)	US$	1.05	(344,786)	US$	1.08
Exercised during the period	(11,973,273)	US$	1.02	(10,479,342)	US$	0.96
Outstanding at June 30	22,167,436	US$	1.12	27,361,501	US$	1.05

In the current interim period, RSUs were granted on May 23, 2018. The fair value of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model was US$1.30.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$1.34 per share.

22.	SHARE-BASED PAYMENT (CONTINUED)

Movements during the period (CONTINUED)

(ii)	(CONTINUED)

The following table lists the inputs to the Black-Scholes Option Pricing model used for the RSUs granted during the six months ended June 30, 2018 and 2017:

	Six months ended
	06/30/18	06/30/17
Dividend yield (%)	—	—
Expected volatility	39.26%	39.72%
Risk-free interest rate	2.52%	1.22%
Expected life of RSUs	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the period, excluding share option plan and RSUs:

	Six months ended			Six months ended
	06/30/18			06/30/17
	Number	WAEP		Number	WAEP
Outstanding at January 1	14,918,802	US$	0.20	14,598,750	US$	0.19
Granted during the period	7,349,500	US$	0.36	—		—
Forfeited and expired during the period	(601,876)	US$	0.29	(315,000)	US$	0.31
Outstanding at June 30	21,666,426	US$	0.25	14,283,750	US$	0.19

In the current interim period, share option of the Subsidiary Plan was granted on March 13, 2018. The fair value of the share option of the Subsidiary Plan determined at the date of grant using the Black- Scholes Option Pricing model was US$0.36.

The range of exercise prices for share options of the Subsidiary Plan outstanding at the end of the period was from US$0.05 to US$0.36 (six months ended June 30, 2017: US$0.05 to US$0.31).

23.	CASH FLOW HEDGES

To protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar, the Group entered into several cross currency swap contracts, which were designated as hedging instruments since October 2016. Any gains or losses arising from changes in fair value of these hedging instruments are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (loss) and later reclassified to profit or loss when the hedged item affects profit or loss.

The hedging reserve is used to record gains or losses on derivatives designated and qualified as cash flow hedges that are recognized in other comprehensive income (loss). Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

	Six months ended
	06/30/18	06/30/17
	USD’000	USD’000
Other comprehensive income (loss) on cash flow hedges recognized during the period:
Total fair value gain included in other comprehensive income (loss)	4,436	56,810
Reclassified from other comprehensive income (loss) to offset foreign exchange gains (losses)	30,276	(26,692)
	34,712	30,118
Balance of cash flow hedges reserve at beginning of the period	516	(34,627)
Balance of cash flow hedges reserve at end of the period	35,228	(4,509)

Please refer to Note 31 for the outstanding balances of these hedging instruments.

24.	PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES

On December 14, 2017, the Company issued the perpetual subordinated convertible securities (the “PSCS”) at a par value of US$250,000 each in the principal amount of US$65.0 million and the net book value of PSCS amounted to US$64.1 million after the deduction of issue expenses of US$0.9 million.

On June 29, 2018, the Company issued the PSCS at a par value of US$250,000 each in the principal amount of US$200.0 million.

The PSCS are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the PSCS. The PSCS will remain as equity reserve until the PSCS are converted, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium.

As of June 30, 2018, the net book value of PSCS amounted to US$264.1 million.

For the six months ended June 30, 2018, no PSCS have been converted into ordinary shares of the Company and the Company paid the distribution amounted to US$0.7 million.

25.	BORROWINGS

	06/30/18	12/31/17
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	328,238	308,311
Short-term borrowings	328,238	308,311
2013 USD loan (SMIC Shanghai)	852	10,760
2015 CDB RMB loan I (SMIC Shanghai)	151,135	153,041
2015 CDB RMB loan II (SMIC Shanghai)	71,789	72,694
2015 CDB RMB loan (SMIC Beijing)	28,111	29,231
2016 CDB RMB loan (SMIC Beijing)	215,367	223,440
2017 CDB RMB loan (SMIC Shenzhen)	334,160	185,792
2015 EXIM RMB loan (SMIC Shanghai)	75,568	76,520
2017 EXIM RMB loan (SMIC Shanghai)	151,135	153,041
2016 EXIM RMB loan I (SMIC Beijing)	36,272	36,730
2016 EXIM RMB loan II (SMIC Beijing)	60,454	61,216
2017 EXIM RMB loan (SMIC Beijing)	75,568	76,520
2018 EXIM RMB Loan (SMIC Beijing)	30,227	—
2016 EXIM RMB loan (SMIC)	75,568	76,520
2017 EXIM RMB loan (SMIC Tianjin)	75,568	76,520
2017 EXIM USD loan (SMIC Tianjin)	—	25,000
2017 EXIM RMB loan (SMIC Shenzhen)	73,300	76,520
2014 Cassa Depositie Prestiti loan (LFoundry)	23,261	25,871
2014 MPS Capital Service loan (LFoundry)	4,948	5,132
2014 Citizen Finetech Miyota loan (LFoundry)	3,626	3,502
2017 Banca del Mezzogiorno loan (LFoundry)	1,486	1,529
2018 Unicredit S.p.A. loan (LFoundry)	2,332	—
Finance lease payables	5,329	6,252
Loans from non-controlling interests shareholders	12,378	12,750
Others	477,201	487,655
Long-term borrowings	1,985,635	1,876,236
Current
Short-term borrowings	328,238	308,311
Current maturities of long-term borrowings	452,896	132,297
	781,134	440,608
Non-current
Non-current maturities of long-term borrowings	1,532,739	1,743,939
	2,313,873	2,184,547
Borrowing by repayment schedule:
Within 1 year	781,134	440,608
Within 1–2 years	196,642	399,301
Within 2–5 years	824,073	877,315
Over 5 years	512,024	467,323
	2,313,873	2,184,547

25.	BORROWINGS (CONTINUED)

As of June 30, 2018, property, plant and equipment with carrying amount of approximately US$212.9 million (December 31, 2017: US$362.3 million) have been pledged to secure borrowings of the Group (Note 14).

As at June 30, 2018, other borrowings represented US$477.2 million (December 31, 2017: US$487.7 million) of borrowings under three arrangements entered into by the Group with third-party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangement. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements were accounted for as collateralized borrowings of the Group.

26.	CONVERTIBLE BONDS

Issue of US$450.0 million zero coupon convertible bonds due 2022

On July 7, 2016, the Company issued zero coupon convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450.0 million (the “2016 Convertible Bonds”). The issue price was 100% of the aggregate principal amount of the 2016 Convertible Bonds. The 2016 Convertible Bonds issued is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Convertible Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the 2016 Convertible Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component as at the date of issue	(387,871)
Equity component as at the date of issue	52,935

Subsequent to the initial recognition, the liability component of the 2016 Convertible Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Convertible Bonds was 3.78% per annum. The movement of the liability component and the equity component of the 2016 Convertible Bonds for the six months ended June 30, 2018 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2016	395,210	52,935	448,145
Interest charged	7,339	—	7,339
As at June 30, 2017	402,549	52,935	455,484
As at December 31, 2017	403,329	52,053	455,382
Interest charged	7,490	—	7,490
As at June 30, 2018	410,819	52,053	462,872

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Convertible Bonds mature.

27.	BONDS PAYABLE

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500.0 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the date of issue	491,181

The movement of the corporate bonds for the period ended June 30, 2018 is set out below:

USD’000
As at December 31, 2016	494,909
Interest charged	11,193
Interest payable recognized	(10,313)
As at June 30, 2017	495,789
As at December 31, 2017	496,689
Interest charged	11,233
Interest payable recognized	(10,313)
As at June 30, 2018	497,609

28.	MEDIUM-TERM NOTES

On June 8, 2016, the Company issued the three-year medium-term notes of RMB1,500.0 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The medium-term notes carry a coupon interest rate of 3.35% per annum with note interest payable annually on June 8, 2017, June 8, 2018 and June 8, 2019. As at the date of issue, the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

USD’000
Principal amount	226,162
Transaction cost	(2,226)
Notes payable as at the date of issue	223,936

The movement of the medium-term notes for the six months ended June 30, 2018 is set out below:

USD’000
As at December 31, 2016	214,502
Interest charged	4,012
Interest payable recognized	(3,662)
Foreign exchange loss	4,518
As at June 30, 2017	219,370
As at December 31, 2017	228,483
Interest charged	4,307
Interest payable recognized	(3,936)
Foreign exchange gain	(2,858)
As at June 30, 2018	225,996

29.	TRADE AND OTHER PAYABLES

	06/30/18	12/31/17
	USD’000	USD’000
Trade payables	802,271	837,843
Advance receipts	29,380	22,008
Deposit received	48,376	54,895
Other payable	69,413	92,678
	949,440	1,007,424

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of June 30, 2018, trade payables were US$802.3 million (December 31, 2017: US$837.8 million), within which the payables for property, plant and equipment were US$447.7 million (December 31, 2017: US$506.7 million).

The following is an aged analysis of trade payables presented based on the invoice date at the end of the reporting period.

	06/30/18	12/31/17
	USD’000	USD’000
Within 30 days	542,319	658,804
Between 31–60 days	68,159	68,358
Over 60 days	191,793	110,681
	802,271	837,843

An aged analysis of the accounts payable presented based on the due date at the end of the reporting period is as follows:

	06/30/18	12/31/17
	USD’000	USD’000
Current	579,425	705,835
Overdue:
Within 30 days	84,134	46,318
Between 31 to 60 days	20,365	22,052
Over 60 days	118,347	63,638
	802,271	837,843

30.	OTHER LIABILITIES

	06/30/18	12/31/17
	USD’000	USD’000
Non-current
Defined benefit obligation(1)	26,698	28,162
Contingent consideration(3)	—	12,549
Long-term payables(2)	53,682	57,593
Others(4)	45,959	1,513
	126,339	99,817
Current
Long-term payables(2)	45,101	40,627
	171,440	140,444

(1)	Trattamento di Fine Rapporto (“TFR”, termination payments) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

The Group operates defined benefit pension plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. This plan is final salary pension plan, which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment are generally updated in line with the retail price index.

(2)	Long-term payables for the purchased tangible and intangible assets were classified into the non-current and current liabilities respectively amounted to US$53.7 million and US$45.1 million as of June 30, 2018.

(3)	The group had contingent consideration in respect of a potential cash compensation accrued at about US$12.5 million in 2017 that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. Contingent consideration was reclassified from other liabilities to other financial liabilities as of January 1, 2018, compliment with IFRS 9 (Note 33).

(4)	Others included the unrealized gain on the transaction of technology licensing revenue with SMEC, amounted to US$44.5 million from SMEC as of June 30, 2018.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2018.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		06/30/18
	Valuation techniques	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets
Financial assets at fair value through profit or loss
Listed equity securities	Using quoted market prices	1,961	—	—	1,961
Unlisted equity securities	Using discounted cash flow analysis	—	—	34,827	34,827
Financial products sold by banks	Using observable prices	—	60,412	—	60,412
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	23,542	—	23,542
		1,961	83,954	34,827	120,742
Financial liabilities
Derivative financial instruments
Foreign currency forward contracts	Using forward exchange rates at the balance sheet date	—	780	—	780
Cross currency swap contracts — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	4,594	—	4,594
Other financial liabilities
Contingent consideration	Using discounted cash flow analysis	—	—	12,393	12,393
		—	5,374	12,393	17,767

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position (CONTINUED)

		12/31/17
	Valuation techniques	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets measured at fair value
Short-term investment carried at fair value through profit or loss	Using observable prices	—	117,928	—	117,928
Available-for-sale investment	Using quoted market prices	2,531	—	—	2,531
Available-for-sale investment	Using discounted cash flow analysis	—	—	20,134	20,134
Cross currency swap contracts classified as other financial assets in the statement of financial position — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	22,337	—	22,337
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Using forward exchange rates at the balance sheet date	—	2,111	—	2,111
		2,531	142,376	20,134	165,041
Financial liabilities measured at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	2,661	—	2,661
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Using forward exchange rates at the balance sheet date	—	2	—	2
Contingent consideration	Using discounted cash flow analysis	—	—	12,549	12,549
		—	2,663	12,549	15,212

32.	RELATED PARTY TRANSACTIONS

The names of the related parties which had transactions with the Group for the period ended June 30, 2018 and the relationships with the Group are disclosed below.

Related party name	Relationship with the Group
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd.	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd. and Leadcore Technology (Hong Kong) Co., Ltd. (“Leadcore”)	A member of Datang Group
Toppan	An associate of the Group
Brite Semiconductor (Shanghai) Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Jiangsu Changjiang Electronics Technology Co., Ltd (“JECT”) and its subsidiaries	An associate of the Group
Sino IC Leasing Co., Ltd (“Sino IC Leasing”)	An associate of the Group
Semiconductor Manufacturing Electronics (Shaoxing) Corp. (“SMEC”)	An associate of the Group
Ningbo Semiconductor International Corporation (”NSI”)	An associate of the Group

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Six months ended		Six months ended
	06/30/18	06/30/17	06/30/18	06/30/17
	USD’000	USD’000	USD’000	USD’000
	Sale of goods		Sale of services
Datang Microelectronics Technology Co., Ltd.	5,386	10,105	—	—
Datang Semiconductor Co., Ltd.	117	119	—	—
Leadcore	1,012	2,953	—	—
Toppan	—	—	799	2,197
Brite	16,564	24,688	—	—
China Fortune-Tech	—	—	—	31
JCET and its subsidiaries	25	17	32	16
NSI	—	—	1,530	—
	Purchase of goods		Purchase of services
Datang Microelectronics Technology Co., Ltd.	—	—	65	—
Toppan	3,424	5,570	19	24
Brite	—	—	100	857
China Fortune-Tech	—	—	178	461
JCET and its subsidiaries	5,988	—	338	869
Sino IC Leasing	—	—	33,311	16,696
	Sale of equipment		Grant of licensing
Sino IC Leasing(2)	—	250,625	—	—
SMEC(1)	—	—	160,423	—

32.	RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (CONTINUED)

The following balances were outstanding at the end of the reporting period:

	06/30/18	12/31/17	06/30/18	12/31/17
	USD’000	USD’000	USD’000	USD’000
	Amounts due from		Amounts due to
Datang Microelectronics Technology Co., Ltd	2,854	4,279	—	—
Datang Semiconductor Co., Ltd	234	302	—	—
Leadcore	599	—	—	—
Toppan	424	670	765	888
Brite	9,582	12,951	3	—
JCET and its subsidiaries	51	21	657	3
SMEC(1)	151,667	—	—	—
NSI	1,323	—	—	—

(1)	In 2018, the technology licensing internally developed and not capitalized was authorized to SMEC with the revenue of $160.4 million and no related cost of sales recognized by the Group. The corresponding receivables from SMEC were $151.7 million as of June 30, 2018.

(2)	In February 2017, there were three arrangements in consideration of US$250.6 million entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices were set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions were accounted for a disposal of property, plant and equipment followed with an operating lease.

As of June 30, 2018, the Group had total future minimum lease payments to Sino IC Leasing under non-cancellable operating lease commitments amounted to US$249.0 million (December 31, 2017: US$294.9 million).

Capital contribution

On May 2, 2018, IPV Global Technology Management Limited as the general partner and China Integrated Circuit Industry Investment Fund Co., Ltd (“China IC Fund”), China IC Capital and other investor as the limited partners entered into the partnership agreement in relation to the establishment and management of IPV Capital Global Technology Fund (“the IPV Fund”). The IPV Fund will be established in the PRC as a limited partnership for the purpose of equity investments, investment management and other activities, in order to maximize the profit of all partners. Pursuant to the partnership agreement, the total capital commitment to the IPV Fund is RMB1,616.2 million (approximately US$244.3 million) of which RMB800.0 million (approximately US$120.9 million) is to be contributed by China IC Fund and RMB165.0 million (approximately US$24.9 million) is to be contributed by China IC Capital. As of the date of this announcement, China IC Capital has contributed to RMB49.5 million (approximately US$7.5 million).

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a seven-year loan facility in relation to the construction of the new co- generation from non-controlling interests shareholders of LFoundry. The outstanding balance of EUR10.6 million (approximately US$12.3 million) is repayable from March 2019 to December 2023.

32.	RELATED PARTY TRANSACTIONS (CONTINUED)

Arrangements/contracts for sale of self-developed living quarter unit

In January 2018, the Group sold self-developed living quarter unit to one director of the Company, amounted to US$1.2 million.

In May 2018, the Group entered into arrangement/contracts with one key management for sale of self- developed living quarter unit and the amount of the consideration was approximately US$1.2 million. The transaction was not completed as of the date of this announcement.

33.	CHANGES IN ACCOUNTING POLICIES

(1)	Impact on the financial statements

The following table shows the adjustments as the impact of the adoption of IFRS 15 and IFRS 9 on the Group’s financial statements and also discloses the new accounting policies that have been applied from January 1, 2018, where they are different to those applied in prior periods. The Group has adopted IFRS 15 retrospectively with restating comparatives for the 2017 financial year and adopted IFRS 9 without restating comparative information as at December 31, 2017.

(In USD’000)

	12/31/17	Impact on IFRS 15	12/31/17	Impact on IFRS 9						01/01/18
Consolidated statement of financial position (extract)	As originally presented	Contract liabilities	Restated	Cross currency swap contracts	Foreign currency forward contracts	Financial products sold by banks	Over 3 months bank deposits	Equity securities	Contingent consideration	Restated
		(3b)				(2c)	(2c)	(2c)
Non-current assets
Other assets	42,810	—	42,810	—	—	—	—	(24,844)	—	17,966
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	24,844	—	24,844
Derivative financial instruments	—	—	—	17,598	—	—	—	—	—	17,598
Other financial assets	17,598	—	17,598	(17,598)					—	—
Current assets
Financial assets at fair value through profit or loss	—	—	—	—	—	117,928	—	—	—	117,928
Derivative financial instruments	—	—	—	4,739	2,111	—	—	—	—	6,850
Financial assets at amortized cost	—	—	—	—	—	—	559,034	—	—	559,034
Other financial assets	683,812	—	683,812	(4,739)	(2,111)	(117,928)	(559,034)	—	—	—
	744,220	—	744,220	—	—	—	—	—	—	744,220
Non-current liabilities
Derivative financial instruments	—	—	—	1,919	—	—	—	—	—	1,919
Other financial liabilities	1,919	—	1,919	(1,919)	—	—	—	—	12,393	12,393
Other Liabilities	99,817	—	99,817	—	—	—	—	—	(12,393)	87,424
Current liabilities
Trade and other payables	1,050,460	(43,036)	1,007,424	—	—	—	—	—	—	1,007,424
Contract liabilities	—	43,036	43,036	—	—	—	—	—	—	43,036
Derivative financial instruments	—	—	—	742	2	—	—	—	—	744
Other financial liabilities	744	—	744	(742)	(2)	—	—	—	—	—
	1,152,940	—	1,152,940	—	—	—	—	—	—	1,152,940
Equity
Reserves	134,669	—	134,669	—	—	—	—	(16,535)	—	118,134
Retained earnings	187,008	—	187,008	—	—	—	—	16,535	—	203,543
	321,677	—	321,677	—	—	—	—	—	—	321,677

33.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(2)	IFRS 9 Financial Instruments — Accounting policies applied from January 1, 2018

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

(a)	Investments and other financial assets

Classification

From January 1, 2018 the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in profit or loss.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

•	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

•	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

33.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(2)	IFRS 9 Financial Instruments — Accounting policies applied from January 1, 2018 (CONTINUED)
(a)	Investments and other financial assets (CONTINUED)

Equity instruments

The Group subsequently measures all equity investments at fair value. Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable.

Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(b)	Derivatives and hedging

The Group has made the accounting policy choice to continue applying hedge accounting under IAS 39.

(c)	Impact of adoption

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

(i)	Reclassification from available-for-sale to FVPL

Certain equity investments were reclassified from available-for-sale to financial assets at FVPL (US$24.8 million as at January 1, 2018). They do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest.

Related fair value gains of US$16.5 million were transferred from the available-for-sale financial assets reserve to retained earnings on January 1, 2018. In the six months to June 30, 2018, net fair value losses of US$0.6 million relating to these investments were recognized in profit or loss.

33.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(2)	IFRS 9 Financial Instruments — Accounting policies applied from January 1, 2018 (CONTINUED)
(c)	Impact of adoption (CONTINUED)
(ii)	Reclassification from other financial assets to FVPL

Certain investments in financial products sold by banks were reclassified from other financial assets to financial assets at FVPL (US$117.9 million as at January 1, 2018). They do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest.

(iii)	Reclassification from other financial assets to amortized cost

Certain investments in over 3 months bank deposits were reclassified from other financial assets to amortized cost (US$559.0 million as at January 1, 2018). At the date of initial application the Group’s business model is to hold these investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. There was no impact on retained earnings at January 1, 2018.

(3)	IFRS 15 Revenue from Contracts with Customers

The new IFRS 15 standard establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 supersedes existing revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

IFRS 15 requires the application of a 5 steps approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to each performance obligation

•	Step 5: Recognize revenue when each performance obligation is satisfied

IFRS 15 includes specific guidance on particular revenue related topics that may change the current approach taken under IFRS. The standard also significantly enhances the qualitative and quantitative disclosures related to revenue.

The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a full retrospective approach. The expected changes in accounting policies will not have any significant impact on the Group’s financial statements.

33.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(3)	IFRS 15 Revenue from Contracts with Customers (CONTINUED)
(a)	Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Group has transferred to the buyer the control of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

(b)	Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from January 1, 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for the 2017 financial year. Contract liabilities has been presented in the balance sheet to reflect the terminology of IFRS 15, in relation to advance payment received from customers were previously included in trade and other payables (US$43.0 million as at January 1, 2018).

34.	SUBSEQUENT EVENTS

(i)	Sale and leaseback agreements with Sino IC Leasing

In July 2018, there were four arrangements in consideration of US$306.8 million entered into by the Group with Xinhe Leasing (Tianjin) Co., Ltd. (a majority-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices were set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions were accounted for a disposal of property, plant and equipment followed with an operating lease.

(ii)	Subscription of the oriented debt financing instrument

On May 18, 2018, SMIC Beijing (as trustor), Shanghai Guotai Junan Securities Asset Management Co., Ltd. (as manager of entrusted assets, “subscriber”) and China Merchants Bank Co., Ltd. (Shanghai Branch) (as custodian trustee) entered into the asset management agreement, pursuant to which the subscriber shall provide SMIC Beijing with asset management and investment services, including investment in oriented debt financing instrument.

On July 6, 2018 and August 10, 2018, using funds from entrusted assets, the subscriber has respectively subscribed for, an amount of RMB200.0 million (approximately US$30.2 million) and RMB100.0 million (approximately US$14.6 million) out of the total issue of an aggregate principal amount of RMB500.0 million of the oriented debt financing instrument issued by Sino IC Leasing.

(iii)	Deemed disposal of equity interest in SGS

On August 10, 2018, SMIC Holdings Corporation (“SMIC Holdings”), Sino IC Leasing and other investors had agreed to amend the joint venture agreement dated March 1, 2018 through the Amended JV Agreements, pursuant to which: (i) SMIC Holdings will not make additional capital contribution, but Sino IC Leasing and other investors will make additional capital contributions in the registered capital of SGS in US$5.0 million and US$5.0 million, respectively (ii) the Company’s equity interest in SGS, through SMIC Holdings, will decrease from 60.00% to 30.00%; and (iii) SGS will be owned by China IC Fund, through Sino IC Leasing, as to approximately 8.08%.

(iv)	Issue of equity securities

On April 23, 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin (Hongkong) Capital Co., Ltd (“Xinxin HK”, wholly-owned by China IC Fund), pursuant to which, on and subject to the terms of the China IC Fund Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the 57,054,901 Ordinary Shares at the price of HK$10.65 per Ordinary Share. On August 29, 2018, the Company completed the issue of the China IC Fund pre-emptive shares in the principal amount of HK$607.6 million (approximately US$77.4 million).

On April 23, 2018, the Company entered into the China IC Fund PSCS Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund PSCS Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the China IC Fund PSCS which are convertible into 183,178,403 Ordinary Shares (assuming full conversion of the China IC Fund PSCS at the initial Conversion Price of HK$12.78 per Ordinary Share). On August 29, 2018, the Company completed the issue of the China IC Fund PSCS in the principal amount of US$300.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2018, and would like to express its gratitude to the shareholders and its staff for their support for the Group.

SALES

Sales increased by 11.5% from US$1,544.3 million for the six months ended June 30, 2017 to US$1,721.8 million for the six months ended June 30, 2018. Excluding the recognition of technology licensing revenue, sale increased from US$1,544.3 million for the six months ended June 30, 2017 to US$1,561.3 million for the six months ended June 30, 2018, primarily due to an increase in wafer shipments during this period. The number of wafer shipments increased by 11.0% from 2,109,919 8-inch wafer equivalents for the six months ended June 30, 2017 to 2,341,966 8-inch wafer equivalents for the six months ended June 30, 2018. The technology licensing revenue of US$160.4 million for the six months ended June 30, 2018 internally developed and not capitalized was authorized to Semiconductor Manufacturing Electronics (Shaoxing) Corporation (an associate of the Group) with no related cost of sales recognized by the Group.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 13.7% from US$1,129.3 million for the six months ended June 30, 2017 to US$1,283.7 million for the six months ended June 30, 2018, primarily due to an increase in wafer shipment and product-mix change during this period.

The Group had gross profit of US$438.0 million for the six months ended June 30, 2018 compared to gross profit of US$415.0 million for the six months ended June 30, 2017, representing an increase of 5.6%. Gross margin decreased to 25.4% for the six months ended June 30, 2018 from 26.9% for the six months ended June 30, 2017. Excluding the recognition of technology licensing revenue, gross margin decreased to 17.8% for the six months ended June 30, 2018 from 26.9% for the six months ended June 30, 2017, primarily due to product-mix change and lower average selling price during this period.

PROFIT FOR THE PERIOD FROM OPERATIONS

Profit from operations decreased from US$99.0 million for the six months ended June 30, 2017 to US$61.4 million for the six months ended June 30, 2018 primarily due to an increase of research and development expenses in the first half of 2018.

Research and development expenses increased by 23.4% from US$219.0 million for the six months ended June 30, 2017 to US$270.2 million for the six months ended June 30, 2018. The increase was mainly due to the increase of advanced technology research and development activities.

General and administrative expenses increased by US$6.7 million from US$93.6 million for the six months ended June 30, 2017 to US$100.3 million for the six months ended June 30, 2018.

Sales and marketing expenses decreased by US$3.2 million from US$19.8 million for the six months ended June 30, 2017 to US$16.7 million for the six months ended June 30, 2018.

Other operating incomes were US$10.5 million and US$16.4 million for the six months ended June 30, 2018 and 2017, respectively. The decrease was mainly due to less government funding received in the first half of 2018.

PROFIT FOR THE PERIOD

The Group had a profit of US$58.7 million for the six months ended June 30, 2018, compared to US$97.5 million for the six months ended June 30, 2017 mainly due to the net impact of 1) the factors described above, 2) more interest income, 3) increased foreign exchange gain, and 4) less gains on investment and disposal of equities.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2018, the Group plans to spend approximately US$2.3 billion in capital expenditures for foundry operations which are subject to adjustment based on market conditions. The capital expenditures are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Tianjin 200mm fab and Shanghai 300mm fab, and 2) research and development equipment, mask shops and intellectual property acquisition.

In addition, the Group budgeted approximately US$136.7 million in 2018 as capital expenditures for non-foundry operations. This is mainly for the construction of employee’s living quarters.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2018, the Group incurred capital expenditures of US$880.9 million, compared to US$1,508.7 million for the six months ended June 30, 2017. The Group financed its capital expenditures primarily from cash flows generated from operating and financing activities.

The Group had US$1,414.3 million in cash and cash equivalent as of June 30, 2018. These cash and cash equivalent are held in the form of United States Dollars, Japanese Yen, Euro and Chinese Renminbi.

Net cash from operating activities decreased from US$392.1 million for the six months ended June 30, 2017 to US$205.4 million for the six months ended June 30, 2018, primarily due to 1) decreased gross margin excluding the recognition of technology licensing revenue, 2) increased research and development activities, and 3) less government funding received.

Net cash used in investing activities was US$1,611.6 million for the six months ended June 30, 2018, primarily attributable to 1) purchases of plant and equipment mainly for the fabs in Shanghai, Beijing and Tianjin, 2) the net result of proceeds from selling and payments for financial assets at amortized cost and financial assets at fair value through profit or loss, and 3) payments for acquiring long-term investment. Net cash used in investing activities was US$1,850.3 million for the six months ended June 30, 2017, primarily attributable to 1) purchases of plant and equipment mainly for the fabs in Shanghai, Beijing and Shenzhen, 2) the net result of proceeds from selling and payments for acquiring financial assets, 3) payments for acquiring long-term investment, and 4) the net proceeds from disposal of property, plant and equipment and assets classified as held for sale.

Net cash generated from financing activities was US$968.0 million for the six months ended June 30, 2018, which was primarily 1) the net result of proceeds from new financing and repayments of bank borrowings, 2) the proceeds from issuance of perpetual subordinated convertible securities and new shares, and 3) the proceeds from the capital contribution of non-controlling interests. Net cash generated from financing activities was US$206.9 million for the six months ended June 30, 2017, which was primarily 1) the net result of proceeds from new financing and repayments of bank borrowings, and 2) the repayment of short-term notes.

As of June 30, 2018, the Group’s outstanding long-term liabilities primarily consisted of US$539.3 million in secured bank loans, US$1,446.3 million in unsecured bank loans, US$410.8 million in convertible bonds and US$497.6 million in USD bonds of which, US$452.9 million was classified as the current portion of long-term loans.

2013 USD loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470.0 million which is unsecured with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. As of June 30, 2018, SMIS had drawn down US$260.0 million and repaid US$259.1 million on this loan facility. The outstanding balance of US$0.9 million is repayable in advance on August 2018. The interest rate on this loan facility ranged from 5.96% to 6.61% in 2018.

2015 CDB RMB loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of June 30, 2018, SMIS had drawn down RMB1,000.0 million (approximately US$151.1 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2018.

2015 CDB RMB loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475.0 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of June 30, 2018, SMIS had drawn down RMB475.0 million (approximately US$71.8 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2018.

2015 EXIM RMB loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2018, SMIS had drawn down RMB500.0 million (approximately US$75.6 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2018.

2017 EXIM RMB loan (SMIC Shanghai)

In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2018, SMIS had drawn down RMB1,000.0 million (approximately US$151.1 million) on this loan facility. The outstanding balance is repayable in March and April 2019. The interest rate on this loan facility is 2.65% per annum in 2018.

2015 CDB RMB loan (SMIC Beijing)

In December 2015, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of June 30, 2018, SMIB had drawn down RMB195.0 million and repaid RMB9.0 million on this loan facility. The outstanding balance of RMB186.0 million (approximately US$28.1 million) is repayable from December 2018 to December 2030. The interest rate on this loan facility was 1.20% in 2018.

2016 CDB RMB loan (SMIC Beijing)

In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of June 30, 2018, SMIB had drawn down RMB1,460.0 million and repaid RMB35.0 million on this loan facility. The outstanding balance of RMB1,425.0 million (approximately US$215.4 million) is repayable from November 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2018.

2016 EXIM RMB loan I (SMIC Beijing)

In December 2016, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2018, SMIB had drawn down RMB240.0 million (approximately US$36.3 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2018.

2016 EXIM RMB loan II (SMIC Beijing)

In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2018, SMIB had drawn down RMB400.0 million (approximately US$60.5 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2018.

2017 EXIM RMB loan (SMIC Beijing)

In September 2017, SMIB entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of June 30, 2018, SMIB had drawn down RMB500.0 million (approximately US$75.6 million) on this loan facility. The outstanding balance is repayable from September 2018 to September 2022. The interest rate on this loan facility is 2.92% per annum in 2018.

2018 EXIM RMB loan (SMIC Beijing)

In June 2018, SMIB entered into a loan facility in the aggregate principal amount of RMB200.0 million with The Export-Import Bank of China, which is secured by bank time deposits. This two-year bank facility was used for SMIB’s 300mm fab. As of June 30, 2018, SMIB had drawn down RMB200.0 million (approximately US$30.2 million) on this loan facility. The outstanding balance is repayable in June 2020. The interest rate on this loan facility is 2.92% per annum in 2018.

2016 EXIM RMB loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2018, SMIC had drawn down RMB500.0 million (approximately US$75.6 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility is 3.05% in 2018.

2017 EXIM RMB loan (SMIC Tianjin)

In February 2017, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”) entered into a RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2018, SMIT had drawn down RMB500.0 million (approximately US$75.6 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 4.04% per annum in 2018.

2017 CDB RMB loan (SMIC Shenzhen)

In December 2017, Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIZ” or “SMIC Shenzhen”) entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of June 30, 2018, SMIZ had drawn down RMB2,211.0 million (approximately US$334.2 million) on this loan facility. The outstanding balance is repayable from December 2019 to December 2024. The interest rate on this loan facility is 4.46% per annum in 2018.

2017 EXIM RMB loan (SMIC Shenzhen)

In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of June 30, 2018, SMIZ had drawn down RMB500.0 million and repaid RMB15.0 million on this loan facility. The outstanding balance of RMB485.0 million (approximately US$73.3 million) is repayable from September 2018 to September 2022. The interest rate on this loan facility is 3.40% per annum in 2018.

2014 Cassa Depositie Prestiti loan (LFoundry)

In January 2014, LFoundry S.r.l. (“LFoundry”) entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR10.2 and the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2018, LFoundry had drawn down EUR35.8 million and repaid EUR13.6 million on this loan facility. The outstanding balance of EUR22.7 million (its present value is EUR20.0 million, approximately US$23.3 million) including principal amount of EUR22.2 million and interest cash flow of EUR0.5 million is repayable from December 2018 to December 2023. The interest rate on this loan facility was 0.5% in 2018.

2014 MPS Capital Service loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.1 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2018, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.0 million (its present value is EUR4.3 million, approximately US$5.0 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.0 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% in 2018.

2014 Citizen Finetech Miyota loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480.0 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2018, LFoundry had drawn down JPY480.0 million on this loan facility and repaid JPY58.0 million. The outstanding balance of JPY439.0 million (its present value is JPY411.0 million, approximately US$3.6 million) including principal amount of JPY422.0 million and interest cash flow of JPY17.0 million is repayable from July 2018 to December 2019. The interest rate on this loan facility is 4.04% per annum in 2018.

2017 Banca del Mezzogiorno loan (LFoundry)

In June 2017, LFoundry entered into a soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine-year facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of June 30, 2018, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility is 0.8% per annum in 2018

2018 Unicredit S.p.A. loan (LFoundry)

In June 2018, LFoundry entered into a loan facility in the aggregate principal amount of EUR2.0 million with Unicredit S.p.A. Bank, which is unsecured. This two-year facility was in order to perform an advanced payment to secure the raw wafers purchase commitment. As of June 30, 2018, LFoundry had drawn down EUR2.0 million (approximately US$2.3 million) on this loan facility. The principal amount is repayable from July 2018 to July 2020. The annual interest rate on this loan facility is 3 months Euribor rate, plus 0.9% per annum in 2018.

Finance lease payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of five years. As at June 30, 2018, the total net finance lease payables were US$5.3 million.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million with non- controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR10.6 million on this loan facility. The outstanding balance of EUR10.6 million (approximately US$12.3 million) is repayable from March 2019 to December 2023. The interest rate on this loan facility was 3.5% in 2018.

Sales and leaseback borrowings

As of June 30, 2018, the three arrangements of sales and leaseback borrowings amounted to US$477.2 million (December 31, 2017: US$487.7 million) which were entered into by the Group and third-party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements were accounted for as collateralized borrowings of the Group.

Short-term credit agreements

As of June 30, 2018, the Group had 31 short-term credit agreements that provided total credit facilities of up to US$2,267.6 million on a revolving basis. As of June 30, 2018, the Group had drawn down US$328.2 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate ranges from 1.93% to 3.13% per annum in 2018.

ISSUE OF EQUITY SECURITIES

1.	Issue of new shares to Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”)

On June 29, 2018, pursuant to the share subscription agreement between the Company, Datang and Datang Holdings (Hongkong) Investment Company Limited (“Datang HK”), the Company allotted and issued 61,526,473 ordinary shares, representing an aggregate nominal value of approximately US$246,106, at the price of HK$10.65 per share. The net price per share under the issue is HK$10.65. The market price of the shares on the date of the share subscription agreement was HK$10.34.

The issue of shares to Datang will strengthen the relationship between Datang and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the placing of shares and issue of perpetual subordinated convertible securities as disclosed in the announcement of the Company dated November 29, 2017.

The total funds raised from the issue and details of the use of proceeds are as follows:

Total proceeds raised from the issue	Intended use of the proceeds as previously disclosed	Utilized proceeds during the six months ended June 30, 2018	Unutilized proceeds as of June 30, 2018	Expected timeline for the use of unutilized proceeds
US$83.5 million	The Company’s capital expenditure for capacity expansion and general corporate purposes	US$0	US$83.5 million will be utilized in accordance with the intended use as previously disclosed	Expected to be fully utilized by the end of June 30, 2019

2.	Issue of perpetual subordinated convertible securities (the “PSCS”) to Datang

On June 29, 2018, pursuant to the PSCS subscription agreement between the Company, Datang and Datang HK, the Company completed the issue of the PSCS in the principal amount of US$200.0 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 122,118,935 ordinary shares, representing an aggregate nominal value of approximately US$488,476. The net price per conversion share under the issue is HK$12.77. The market price of the shares on the date of the PSCS subscription agreement was HK$10.34.

The issue of PSCS to Datang will strengthen the relationship between Datang and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the placing of shares and issue of PSCS as disclosed in the announcement of the Company dated November 29, 2017.

The total funds raised from the issue and details of the use of proceeds are as follows:

Total proceeds raised from the issue	Intended use of the proceeds as previously disclosed	Utilized proceeds during the six months ended June 30, 2018	Unutilized proceeds as of June 30, 2018	Expected timeline for the use of unutilized proceeds
US$200.0 million	The Company’s capital expenditure for capacity expansion and general corporate purposes	US$0	US$200.0 million will be utilized in accordance with the intended use as previously disclosed	Expected to be fully utilized by the end of June 30, 2019

3.

Issue of equity securities by the Company in the past financial years with proceeds brought forward

The details of funds raised from previous issue(s) and details of the use of proceeds during the six months ended June 30, 2018 for such issue(s) are as follows:

a)	Placing of shares to the placees as disclosed in the announcement of the Company dated November 29, 2017

Total proceeds raised from the issue	Proceeds from the issue brought forward as on January 1, 2018	Intended use of the proceeds as previously disclosed	Utilized proceeds during the six months ended June 30, 2018	Unutilized proceeds as of June 30, 2018
US$329.1 million	US$329.1 million	The Company’s capital expenditure for capacity expansion and general corporate purposes	US$329.1 million utilized in accordance with the intended use as previously disclosed	US$0

b)	Issue of PSCS to the subscribers as disclosed in the announcement of the Company dated November 29, 2017

Total proceeds raised from the issue	Proceeds from the issue brought forward as on January 1, 2018	Intended use of the proceeds as previously disclosed	Utilized proceeds during the six months ended June 30, 2018	Unutilized proceeds as of June 30, 2018
US$65.0 million	US$65.0 million	The Company’s capital expenditure for capacity expansion and general corporate purposes	US$65.0 million utilised in accordance with the intended use as previously disclosed	US$0

MATERIAL INVESTMENTS, ACQUISITIONS AND DISPOSALS

Capital contribution in Semiconductor Manufacturing South China Corporation (“SMSC”)

On January 30, 2018, SMIC Holdings Corporation (“SMIC Holdings”), SMIC Shanghai, China Integrated Circuit Industry Investment Fund Co., Ltd (“China IC Fund”) and Shanghai Integrated Circuit Industry Investment Fund Co., Ltd (“Shanghai IC Fund”) entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US$946.5 million and US$800.0 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210.0 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

The principal business of SMSC includes wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self- manufactured products. SMSC is expected to establish and build up large-scale manufacturing capacity focusing on 14 nanometer and below process and manufacturing technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The Group believes that the investment in SMSC is attractive and able to generate sustainable and attractive returns in the near future.

Equity transfer and capital contribution in Ningbo Semiconductor International Corporation (“NSI”)

On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the equity transfer. The equity transfer has been completed in April, 2018 and the Group recorded its ownership interest of NSI as investment in associate.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565.0 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in NSI will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500.0 million (approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

COMMITMENTS

As of June 30, 2018, the Group had commitments of US$307.4 million for facilities construction obligations in connection with the Company’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities, US$705.1 million to purchase machinery and equipment mainly for the Shanghai, Beijing, Shenzhen and Jiangyin fabs and US$3.7 million to purchase intellectual property.

As of June 30, 2018, the Group had total future minimum lease payments under non-cancellable operating leases amounted to US$249.0 million.

CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The capital structure of the Group consists of net debt and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

DEBT TO EQUITY RATIO

As of June 30, 2018, the Group’s debt to equity ratio was approximately 45.3%, which was calculated by dividing the sum of the short-term and long-term borrowings, medium-term notes, convertible bonds and corporate bonds by total shareholders’ equity. The net debt to equity ratio was approximately 9.7%, which was calculated by dividing the total debt minus cash and cash equivalents, current financial assets at fair value through profit or loss and financial assets at amortised cost by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen and RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuation may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding foreign exchange contracts

As of June 30, 2018, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$29.8 million, which will mature in 2018. As of June 30, 2018, the fair value of foreign currency forward exchange contracts was approximately US$(0.8) million, which was recorded in derivative financial instruments in current liabilities.

As of December 31, 2017, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$98.4 million, which matured in 2018. The Group does not enter into foreign currency exchange contracts for speculative purposes.

	As of June 30, 2018		As of December 31, 2017
	(in US$ thousands)		(in US$ thousands)
	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)
Forward Exchange Agreement
(Receive EUR/Pay US$)
Contract Amount	29,750	(780)	2,500	(2)
(Receive RMB/Pay US$)
Contract Amount	—	—	95,881	2,111
	29,750	(780)	98,381	2,109

CROSS CURRENCY SWAP FLUCTUATION RISK

The Group entered into several RMB denominated loan facility agreements and issued RMB notes (hereinafter collectively referred to as the “RMB Debts”). As a result, the Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts.

Outstanding cross currency swap contracts

As of June 30, 2018, the Group had outstanding cross currency swap contracts with notional amounts of RMB8,937.0 million (approximately US$1,350.7 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of June 30, 2018, the fair value of cross currency swap contracts was approximately US$18.9 million, of which approximately US$23.5 million was recorded in derivative financial instruments in assets and approximately US$(4.6) million was recorded in derivative financial instruments in liabilities. The cross currency swap contracts will mature during the period 2018 to 2023.

As of December 31, 2017, the Group had outstanding cross currency swap contracts with notional amounts of RMB6,398.0 million (approximately US$979.2 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2017, the fair value of cross currency swap contracts was approximately US$19.7 million, of which approximately US$(2.7) million was recorded in other financial liabilities and approximately US$22.3 million was recorded in other financial assets. The cross currency swap contracts will mature during the period 2018 to 2022.

	As of June 30, 2018		As of December 31, 2017
	(in US$ thousands)		(in US$ thousands)
	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)
Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	1,350,694	18,948	979,156	19,676
	1,350,694	18,948	979,156	19,676

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this announcement, there is no material change to the information disclosed in the 2017 annual report of the Group in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

In the first half of 2018, the Group made encouraging progress in advancing technology, building up technology platforms, and forging partnerships. At the same time, annual revenue is targeted to grow in the high-single digit percentage in 2018 when compared to 2017, which is in line with the foundry industry growth rate. The Group also targets a positive annual net profitability attributable to shareholders. In addition, SMIC targets a “high teens” percentage gross margin, when excluding the technology license revenue.

SMIC achieved significant progress on 14nm FinFET development. The R&D for SMIC’s first version of FinFET technology is ready for business engagement. SMIC is currently in the process of customer assessment, IP alignment, and reliability verification. SMIC’s FinFET technology is on target to start risk production in the first half of next year. In addition to 28nm PolySiON and HKC, HKC+ technology development is also completed. 28nm HKC continues to ramp up, as its yield meets industry benchmark. As 28nm HKC+ R&D was completed, the Group targets pilot production by the end of this year. Moreover, the Group will continue to expand and enhance both mature and advanced technology platforms to provide comprehensive and competitive services.

SHARE CAPITAL

During the six months ended June 30, 2018, the Company issued 2,980,581 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”). During this period, there were 1,186,932 and 11,973,273 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2018: Ordinary Shares	4,993,774,148

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSUs.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the six months ended 30 June 2018.

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) which an issuer, such as the Company, is expected to comply with or advise as to reasons for deviations from and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which is amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, substantially incorporates Code Provisions and the Recommended Practices of the CG Code. The Company will seek to comply with the Code Provisions of the CG Code whenever practicable. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

Code Provision A.4.2 of the CG Code requires that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. According to Article 126 of the Articles of Association of the Company, any Director appointed by the Board to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next following annual general meeting of the Company after appointment and shall then be eligible for re-election at that meeting.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the six months ended June 30, 2018.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LIST ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2018. The senior management of the Company as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through its various committees, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of fourteen Directors as at the date of this announcement. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) serves a term of three years.

The following table sets forth the names, classes and categories of the Directors as at the date of this announcement:

Name of Director	Category of Director	Class of Director	Year of Re-election
Zhou Zixue	Chairman, Executive Director	Class I	2020
Gao Yonggang	Chief Financial Officer and Executive Director	Class I	2020
William Tudor Brown	Independent Non-executive Director	Class I	2020
Tong Guohua	Non-executive Director	Class I	2020
Zhao Haijun	Executive Director	Class II	2021
Chen Shanzhi	Non-executive Director	Class II	2021
Lu Jun	Non-executive Director	Class II	2021
Lau Lawrence Juen-Yee(1)	Independent Non-executive Director	Class II	2019 & 2021
Fan Ren Da Anthony(2)	Independent Non-executive Director	Class II	2019 & 2021
Liang Mong Song	Executive Director	Class III	2019
Zhou Jie	Non-executive Director	Class III	2019
Ren Kai	Non-executive Director	Class III	2019
Chiang Shang-yi	Independent Non-executive Director	Class III	2019
Cong Jingsheng Jason	Independent Non-executive Director	Class III	2019

(1)	Professor Lawrence Juen-Yee Lau, whose initial appointment as Director took effect from June 22, 2018, shall retire from office at the 2019 AGM pursuant to Article 126 of the Company’s Articles of Association. Professor Lau will, being eligible, offer himself for re-election as a Class II Director at the 2019 AGM to hold office until the 2021 AGM.

(2)	Mr. Fan Ren Da Anthony, whose initial appointment as Director took effect from June 22, 2018, shall retire from office at the 2019 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Fan will, being eligible, offer himself for re-election as a Class II Director at the 2019 AGM to hold office until the 2021 AGM.

As of the date of this announcement, the roles of Chairman and Co-Chief Executive Officers are segregated. The role of Chairman is performed by Dr. Zhou Zixue and the roles of Co-Chief Executive Officers are performed by Dr. Zhao Haijun and Dr. Liang Mong Song.

On an annual basis, each independent non-executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Co-Chief Executive Officer.

The Board meets at least four times a year at approximately quarterly intervals and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The schedule of Board meetings for a given year is planned in the preceding year. The joint company secretaries of the Company (the “Joint Company Secretaries”) assist the Chairman in preparing the agenda for the Board meetings and also assist the Board in complying with applicable laws, rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their review and comments prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which any Directors are considered to have a conflict of interest which the Board has determined to be material are dealt with by physical Board meetings rather than written resolutions and the interested Directors are not counted in the quorum of such Board meetings and abstain from voting on the relevant matters.

All Directors have access to the Joint Company Secretaries, who are responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents tabled at the Board meeting or filed into the Company’s minutes book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to discharge his duties. The Joint Company Secretaries continuously update all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to ensure the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to his responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

UPDATES TO INFORMATION RELATING TO DIRECTORS AND CHIEF EXECUTIVE

Changes in, and updates to, previously disclosed information relating to the Directors and Chief Executive

As required under Rules 13.51B of the Hong Kong Stock Exchange Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors and chief executive during their respective terms of office are set out below:

•	With effect from June 22, 2018:

o	Mr. Lip-Bu Tan did not offer himself for re-election to the Board of Directors of the Company and his term with the Board expired on June 22, 2018;

o	Ms. Carmen I-Hua Chang did not offer herself for re-election to the Board of Directors of the Company and her term with the Board expired on June 22, 2018;

o	Professor Lawrence Juen-Yee Lau has been appointed as a Class II Independent Non-executive Director of the Company, as well as a member of the Compensation Committee, Nomination Committee and Strategic Advisory Committee; and

o	Mr. Fan Ren Da Anthony has been appointed as a Class II Independent Non-executive Director of the Company, as well as Chairman of the Audit Committee and a member of the Nomination Committee.

•	Dr. Tzu-Yin Chiu resigned as a Class I Non-executive Director and Vice Chairman of the Board and a member of the Strategic Advisory Committee of the Company with effect from June 30, 2018.

•	Dr. Tong Guohua was appointed as Chairman and Secretary of the Party Committee of China Information and Communication Technology Group Co., Ltd on June 26, 2018.

•	Dr. Chen Shanzhi was appointed as a member of the Standing Committee of the Party Committee of China Information and Communication Technology Group Co., Ltd on June 26, 2018.

WAIVER FROM COMPLIANCE WITH THE HONG KONG STOCK EXCHANGE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004 and our announcement dated July 3, 2017 regarding waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules, the Company has not received any waivers from compliance with the Hong Kong Stock Exchange Listing Rules which are still in effect.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim financial statements of the Company for the six months ended June 30, 2018.

INTERIM REPORT

The Company’s Interim report for the six months ended June 30, 2018 containing financial statements and notes to the accounts will be published on the website of the SEHK (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This result announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward- looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board
Semiconductor Manufacturing International Corporation
Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, China, August 30, 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

*       For identification purposes only

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